File No. 812-13570

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

________________________________________________________

Third Amended and Restated Application For an Amended Order Under

Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”)
Granting an Exemption From Sections 12(d)(1)(A) and (B) of the Act

________________________________________________________

In the Matter of

iShares Trust

iShares, Inc.

c/o State Street Bank and Trust Company
200 Clarendon Street
Boston, Massachusetts 02116

BlackRock Fund Advisors

400 Howard Street
San Francisco, California 94105

BlackRock Advisors, LLC
BlackRock Capital Management, Inc.
BlackRock Institutional Management Corporation
100 Bellevue Parkway

Wilmington, Delaware 19809

BlackRock Financial Management, Inc.

55 East 52nd Street
New York, New York 10055

BlackRock International Limited

40 Torpichen Street
Edinburgh EH3 8JB, United Kingdom

BlackRock Investment Management, LLC

800 Scudders Mill Road
Plainsboro, New Jersey 08536

Please send all communications regarding this Application to:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8297	Andrew Josef, Esq. BlackRock Fund Advisors 400 Howard Street San Francisco, California 94105

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

____________________________________

In the Matter of:

iShares Trust;

iShares, Inc.;

BlackRock Fund Advisors;

BlackRock Advisors, LLC;

BlackRock Capital Management, Inc.;

BlackRock Institutional Management

Corporation;

BlackRock Financial Management, Inc.;

BlackRock International Limited; and

BlackRock Investment Management,

LLC

File No. 812-13570

____________________________________

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Third Amended and Restated

Application For an Amended Order Under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) Granting an Exemption From Sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF REQUESTED RELIEF

iShares Trust (the “Trust”), iShares, Inc. (the “Corporation”), BlackRock Fund Advisors (“BFA”),1 BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Institutional Management Corporation, BlackRock Financial Management, Inc., BlackRock International Limited and BlackRock Investment Management, LLC (collectively, the “Applicants”) submit this application (the “Application”) to the Securities and Exchange Commission (“Commission”) requesting an order amending an order previously issued on April 15, 2003.2 Applicants seek an amended order under section 12(d)(1)(J) of the Investment Company Act of 1940 (“Act”) exempting certain transactions involving the Trust and the Corporation from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Amended Order”).3

Applicants seek the Amended Order for the following reasons:

(1)      (a) to expand the type of Investing Funds (as defined below) that may invest in the Trust and the Corporation in reliance on the relief granted in the Original Order to include BlackRock Subadvised Funds (as defined below), and (b) to amend the conditions in the Original Order applicable to all Investing Funds and the iShares Funds (as defined below) for purposes of addressing technical issues that would otherwise be presented by subjecting the expanded type of Investing Funds to the conditions in the Original Order, as discussed below, and updating the conditions in certain other respects (the “BlackRock Subadvised Funds Relief”); and

(2)      to permit Investing Funds (including BlackRock Subadvised Funds) to invest in the India Fund (as defined below) and additional series of the Trust and the Corporation that operate in a manner substantially similar to the India Fund by amending a condition in the Original Order applicable to the iShares Funds for purposes of accommodating such type of investment, as discussed below (the “India Fund Relief”).

Applicants request the BlackRock Subadvised Funds Relief to permit registered management investment companies or series thereof that are subadvised (as provided in section 2(a)(20)(B) of the Act) by BFA, BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Institutional Management Corporation, BlackRock Financial Management, Inc., BlackRock International Limited or BlackRock Investment Management, LLC (collectively, the “BlackRock Advisers”)4 or any investment adviser that controls, is controlled by or under common control with a BlackRock Adviser (“BlackRock Adviser Affiliate”) but that are not part of the same “group of investment companies” as the Trust or the Corporation within the meaning of section 12(d)(1)(G)(ii) of the Act (each a “BlackRock Subadvised Fund”) to acquire shares of series of the Trust or the Corporation beyond the limitations in sections 12(d)(1)(A) and (B). Applicants request that the relief from section 12(d)(1)(B) apply to the Trust, the Corporation and each open-end management investment company or unit investment trust (or separate series thereof, as applicable) registered under the Act that operates as an exchange-traded fund (individually, an “ETF,” and collectively, “ETFs”), is currently or subsequently is part of the same “group of investment companies” as the Trust or the Corporation within the meaning of section 12(d)(1)(G)(ii) of the Act, and is advised or sponsored by BFA or a BlackRock Adviser Affiliate (such open-end ETFs are referred to herein as “Open-end iShares Funds”; such unit investment trust ETFs are referred to herein as “UIT iShares Funds”; Open-end iShares Funds and UIT iShares Funds are collectively referred to herein as “iShares Funds”), as well as any broker-dealer registered under the Securities Exchange Act of 1934 (“Broker”) selling shares of an iShares Fund to an Investing Fund. Applicants request that the relief from section 12(d)(1)(A) apply not only to all of the Investing Funds described in the application for the Original Order, but also to each management investment company registered under the Act that is a BlackRock Subadvised Fund and enters into a participation agreement with the applicable iShares Funds5 (each registered management investment company that may rely on the Amended Order, including each BlackRock Subadvised Fund, is referred to herein as an “Investing Management Company,” and together as “Investing Management Companies;” each unit investment trust that may rely on the Amended Order is referred to herein as an “Investing Trust,” and together as “Investing Trusts;” and Investing Management Companies and Investing Trusts are collectively referred to herein as “Investing Funds”).6 Investing Funds do not include iShares Funds.

Applicants seek the BlackRock Subadvised Funds Relief to include BlackRock Subadvised Funds as Investing Management Companies expressly and to eliminate any uncertainty as to whether they may rely on the relief granted in the Original Order. As reflected in the discussion of the proposed amendments to the conditions of the Original Order, certain of those conditions may effectively preclude BlackRock Subadvised Funds from relying on the Original Order. For example, condition 1 of the Original Order states, in part, that an Investing Fund’s Advisory Group (as defined in the Original Order) will not control (individually or in the aggregate) an iShares Fund within the meaning of Section 2(a)(9) of the Act. An “Investing Fund’s Advisory Group” is defined in the Original Order to include the Investing Fund Advisor and certain of its affiliates. An “Investing Fund Advisor” is in turn defined in the Original Order as “any investment adviser to an Investing Management Company” (emphasis added), and therefore could be interpreted to include a subadviser. As a result, under the Original Order, the Investing Fund’s Advisory Group would be deemed to include each BlackRock Adviser or a BlackRock Adviser Affiliate in the case of a BlackRock Subadvised Fund. To the extent that BFA, as investment adviser to each iShares Fund, were viewed as in control of each iShares Fund within the meaning of Section 2(a)(9), condition 1 of the Original Order would not be able to be met in the case of an Investing Fund that is a BlackRock Subadvised Fund.

Each Investing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (“Advisor”) that is registered under the Investment Advisers Act of 1940 (“Advisers Act”)7 and may be advised by one or more other investment advisers within the meaning of section 2(a)(20)(B) of the Act (each, a “Subadvisor”). An Investing Management Company that is a BlackRock Subadvised Fund will be advised by a BlackRock Adviser or a BlackRock Adviser Affiliate as Subadvisor to the BlackRock Subadvised Fund. A BlackRock Adviser or a BlackRock Adviser Affiliate, as Subadvisor to a BlackRock Subadvised Fund, may allocate all or some portion of the assets of the BlackRock Subadvised Fund among iShares Funds as well as other investments such as stocks and bonds.

Applicants request the India Fund Relief to permit Investing Funds to acquire shares of the iShares S&P India Nifty 50 Index Fund (the “India Fund”) and additional series of the Trust or the Corporation that operate in a manner substantially similar to the India Fund, in reliance on the Amended Order. Under condition 12 of the Original Order, an Investing Fund is effectively precluded from acquiring shares of an iShares Fund in reliance on the Original Order if the iShares Fund invests in another investment company in excess of the limits in section 12(d)(1)(A). The India Fund, which is a series of the Trust and therefore an iShares Fund, carries out its investment strategies by investing in a wholly-owned subsidiary in excess of the limitations in section 12(d)(1)(A) in reliance on certain no-action positions of the staff of the Commission (the “Staff”).8 Consequently, to the extent that the India Fund’s investment in its wholly-owned subsidiary is deemed to be an investment in an investment company in excess of the limits in section 12(d)(1)(A),9 an Investing Fund may not be able to rely on the Original Order in connection with an investment in the India Fund. As a result, Applicants seek to amend condition 12 of the Original Order so that Investing Funds may acquire shares of the India Fund and of other iShares Funds that invest their respective assets in a wholly-owned subsidiary in a manner substantially similar to the India Fund (“Future Funds”).

The India Fund operates, and any Future Fund will operate, pursuant to the terms and conditions required under prior orders received by one or more of the Applicants that permit certain series of the Trust and Corporation to operate as ETFs (the “Prior Orders”).10 The investment objective of the India Fund is to seek investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P CNX Nifty Index (the “Underlying Index”). The Underlying Index measures the equity performance of the top 50 companies by market capitalization that trade in the Indian market. The India Fund operates through a wholly-owned subsidiary in the Republic of Mauritius (the “India Subsidiary”) in order to take advantage of favorable tax treatment by the Indian government pursuant to a current taxation treaty between India and Mauritius.11 Specifically, as noted, the India Fund carries out its investment strategies by investing substantially all of its assets in the India Subsidiary, which in turn, invests at least 80% of its assets in securities that comprise the Underlying Index and depositary receipts representing securities of the Underlying Index. BFA serves as investment adviser to both the India Fund and the India Subsidiary. Any investment adviser or subadviser to a Future Fund will be registered as an investment adviser under the Advisers Act.

The India Subsidiary is treated by the Trust as a “pass-through” entity and, as such, is disregarded for tax purposes and consolidated for financial reporting purposes.12 This means that the investments owned by the India Subsidiary will be treated as if they were owned directly by the India Fund. For example, the India Fund will be deemed to own holdings of the India Subsidiary for purposes of compliance with the India Fund’s diversification requirements and investment policies. The investment objective and strategies of the India Fund and the India Subsidiary and the material legal and tax considerations applicable to the use of the India Subsidiary are set out in the India Fund’s prospectus and Statement of Additional Information.

As with the Original Order, the requested Amended Order would permit Investing Funds to acquire shares in the iShares Funds beyond the limitations in section 12(d)(1)(A), and the iShares Funds and any Broker to sell shares of iShares Funds to Investing Funds beyond the limitations in section 12(d)(1)(B).

In addition to extending the exemptive relief granted in the Original Order as discussed above, the requested Amended Order would also replace the conditions in the Original Order with the amended and restated conditions set out below. Conditions 1, 4, 5, 6, 7, 8 and 12 of this Application modify conditions 1, 4, 5, 6, 7, 8 and 12 in the Original Order to reflect the possibility of BlackRock Adviser or a BlackRock Adviser Affiliate serving as Subadvisor to a BlackRock Subadvised Fund, to permit Investing Funds to acquire shares of the India Fund and any Future Fund, and to update the conditions in certain other respects.

Condition 1 of this Application amends condition 1 of the Original Order by specifying that neither the members of an Investing Fund’s Advisory Group nor the members of an Investing Fund’s Subadvisory Group will control (individually or in the aggregate) an iShares Fund within the meaning of section 2(a)(9) of the Act and that, if, as a result of a decrease in the outstanding voting securities of an iShares Fund, an Investing Fund’s Advisory Group or an Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an iShares Fund, it will vote its shares of the iShares Fund in the same proportion as the vote of all other holders of the iShares Fund’s shares. An “Investing Fund’s Advisory Group” is defined as an Advisor, a Sponsor, any person controlling, controlled by, or under common control with an Advisor or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised by an Advisor or sponsored by a Sponsor, or any person controlling, controlled by, or under common control with an Advisor or Sponsor. An “Investing Fund’s Subadvisory Group” is defined as a Subadvisor, any person controlling, controlled by, or under common control with a Subadvisor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by a Subadvisor or any person controlling, controlled by, or under common control with a Subadvisor. Condition 1 of this Application further amends condition 1 of the Original Order by adding that this condition does not apply to the Investing Fund’s Subadvisory Group with respect to an iShares Fund for which the Investing Fund’s Subadvisor, or a person controlling, controlled by, or under common control with the Investing Fund’s Subadvisor, acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Open-end iShares Fund) or as the sponsor (in the case of a UIT iShares Fund) of the iShares Fund.

Condition 4 of the Original Order is that the board of directors/trustees of an Open-end iShares Fund (the “Board”), including a majority of the disinterested Board members, will determine that any consideration paid by an Open-end iShares Fund to an Investing Fund or an investment adviser, sponsor, promoter or principal underwriter of the Investing Fund, or any person controlling, controlled by, or under common control with any of those entities (an “Investing Fund Affiliate”) in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Open-end iShares Fund; (ii) is within the range of consideration that the Open-end iShares Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. Condition 4 of this Application amends condition 4 of the Original Order to provide that this condition does not apply with respect to any services or transactions between an Open-end iShares Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s). Furthermore, condition 4, as well as condition 7 of this Application, each amends the respective condition in the Original Order to provide that each such condition only applies once an investment by an Investing Fund in the securities of an iShares Fund exceeds the limits in section 12(d)(1)(A)(i) of the Act, and condition 8 of this Application is amended to conform to the amended condition 7.

Condition 5 of the Original Order requires that any investment adviser to an Investing Management Company or a trustee (“Trustee”) or sponsor (“Sponsor”) to an Investing Trust will waive fees otherwise payable to it by the Investing Management Company or Investing Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Open-end iShares Fund under rule 12b-1 under the Act) received by the investment adviser to the Investing Management Company or Trustee or Sponsor to the Investing Trust, or an affiliated person of the investment adviser to the Investing Management Company or Trustee or Sponsor to the Investing Trust, from the iShares Funds in connection with the investment by the Investing Management Company or Investing Trust in the iShares Funds.13 Condition 5 of this Application amends condition 5 of the Original Order to provide that each of an Advisor or Subadvisor (if applicable) to an Investing Management Company or a Trustee or Sponsor to an Investing Trust, will waive fees otherwise payable to it by the Investing Management Company or Investing Trust, as applicable, in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Open-end iShares Fund under rule 12b-1 under the Act) received from an iShares Fund by the Advisor or Subadvisor to the Investing Management Company, or Trustee or Sponsor to the Investing Trust, or an affiliated person of the Advisor, Subadvisor, Trustee or Sponsor, as applicable, other than any advisory fees paid to the Advisor, Subadvisor, Trustee or Sponsor, or its affiliated person, by the iShares Fund, in connection with the investment by the Investing Management Company or Investing Trust, as applicable, in the iShares Funds. In the event that a Subadvisor to an Investing Management Company waives fees, the benefit of the waiver will be passed through to the Investing Management Company (and not experienced solely by the Advisor to such Investing Management Company).

Condition 6 of the Original Order provides that neither an Investing Fund nor an Investing Fund Affiliate will cause an iShares Fund to purchase a security from any underwriting or selling syndicate in which a principal underwriter is an Underwriting Affiliate.14 Applicants interpret this condition to mean that no Investing Fund or Investing Fund Affiliate shall cause an iShares Fund to purchase a security in an Affiliated Underwriting.15 To reflect such interpretation and to reflect the possibility of a BlackRock Adviser or a BlackRock Adviser Affiliate serving as Subadvisor to a BlackRock Subadvised Fund, Condition 6 of this Application amends condition 6 of the Original Order by providing that no Investing Fund or Investing Fund Affiliate (except to the extent the Investing Fund Affiliate is acting in its capacity as an investment adviser to an Open-end iShares Fund or sponsor to a UIT iShares Fund) will cause an iShares Fund to purchase a security in any Affiliated Underwriting.

Condition 12 of the Original Order provides that no iShares Fund will acquire securities of any other investment company in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by an exemptive order that allows the iShares Fund to purchase shares of an affiliated money market fund for short term cash management purposes. Condition 12 of this Application amends condition 12 of the Original Order to provide that no iShares Fund in which an Investing Fund will invest pursuant to the Amended Order will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, other than the India Subsidiary or any similar wholly-owned subsidiary, and except to the extent permitted by rule 12d1-1 under the Act or an exemptive order that allows the iShares Fund to purchase shares of a money market fund for short term cash management purposes.

All entities (other than Investing Funds and Brokers that may sell shares of iShares Funds to Investing Funds) that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the requested order only to invest in iShares Funds and not in any other registered investment company.

The legal analysis in Section III below is intended to supplement the legal analysis in the application for the Original Order. In addition, certain additional precedents have been cited, namely, In the Matter of HealthShares Inc. et al., Investment Company Act Release Nos. 27844 (May 29, 2007) (notice) and 27871 (June 21, 2007) (order) (“HealthShares”), In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27812 (April 30, 2007) (notice) and 27845 (May 30, 2007) (order) (“First Trust”), In the Matter of SSgA Funds Management, Inc. et al., Investment Company Act Release Nos. 27511 (October 6, 2006) (notice) and 27543 (November 1, 2006) (order) (“SSgA”), In the Matter of Vanguard Index Funds, et al., Investment Company Act Release Nos. 27314 (May 6, 2006) (notice) and 27386 (May 31, 2006) (order) (“Vanguard”), In the Matter of SPDR Trust, Series 1, et al., Investment Company Act Release Nos. 26392 (March 23, 2004) (notice) and 26419 (April 19, 2004) (order) (“SPDR”) and In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Release Nos. 26386 (March 15, 2004) (notice) and 26415 (April 9, 2004) (order) (“BLDRS”) (each of which serves as precedent for the BlackRock Subadvised Funds Relief) and WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 28755 (June 1, 2009) (notice) and 28805 (June 29, 2009) (order) (“WisdomTree”) (which serves as precedent for the India Fund Relief). In all other respects the terms and conditions of the Original Order, as well as the representations, legal analysis and precedents cited in the application for the Original Order, remain unchanged.

II.	THE APPLICANTS

A.     The Trust and the Corporation

The Trust is a Delaware statutory trust registered with the Commission as an open-end management investment company. The Corporation is a Maryland corporation registered with the Commission as an open-end management investment company. Each of the Trust and the Corporation is organized as a series fund with multiple separate iShares Funds. Each of the Trust and the Corporation currently offers and sells shares of certain iShares Funds pursuant to a registration statement on Form N-1A.

B.     BFA

BFA is registered under the Advisers Act and is a California corporation, with its principal office located in San Francisco, California. BFA is an indirect subsidiary of BlackRock, Inc. BFA currently serves as the investment adviser to each iShares Fund, and BFA (or an entity controlled by or under common control with BFA) will be the investment adviser to each Future Fund.

C.     BlackRock Advisors, LLC

BlackRock Advisors, LLC is registered under the Advisers Act and is a Delaware limited liability company, with its principal office located in Wilmington, Delaware. BlackRock Advisors, LLC is an indirect subsidiary of BlackRock, Inc. BlackRock Advisors, LLC manages U.S. registered investment companies focused on fixed income, liquidity and equity strategies.

D.     BlackRock Capital Management, Inc.

BlackRock Capital Management, Inc. is registered under the Advisers Act and is a Delaware corporation, with its principal office located in Wilmington, Delaware. BlackRock Capital Management, Inc. is an indirect subsidiary of BlackRock, Inc. BlackRock Capital Management, Inc. manages institutional domestic equity and liquidity accounts and private investment funds, and acts as subadviser for U.S. registered investment companies.

E.     BlackRock Institutional Management Corporation

BlackRock Institutional Management Corporation is registered under the Advisers Act and is a Delaware corporation, with its principal office located in Wilmington, Delaware. BlackRock Institutional Management Corporation is an indirect subsidiary of BlackRock, Inc. BlackRock Institutional Management Corporation manages money market funds for U.S. registered investment companies.

F.     BlackRock Financial Management, Inc.

BlackRock Financial Management, Inc. is registered under the Advisers Act and is a Delaware corporation, with its principal office located in New York, New York. BlackRock Financial Management, Inc. is an indirect subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. manages institutional fixed income and quantitative equity accounts and private investment funds and acts as subadviser for U.S. registered investment companies.

G.     BlackRock International Limited

BlackRock International Limited is registered under the Advisers Act and is a United Kingdom corporation, with its principal office located in Edinburgh, United Kingdom. BlackRock International Limited is an indirect subsidiary of BlackRock, Inc. BlackRock International Limited manages institutional U.S. and non-U.S. equity accounts and acts as subadviser for U.S. registered investment companies.

H.     BlackRock Investment Management, LLC

BlackRock Investment Management, LLC is registered under the Advisers Act and is a Delaware limited liability company, with its principal office located in Plainsboro, New Jersey. BlackRock Investment Management, LLC is an indirect subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC manages equity, fixed income and alternative asset institutional accounts, private investment funds, separately managed accounts and acts as subadviser for U.S. registered investment companies and non-U.S. alternative asset products.

III.	LEGAL ANALYSIS

As discussed above, this Application seeks to extend certain relief granted in the Original Order to Investing Funds that are BlackRock Subadvised Funds and to amend the Original Order so that Investing Funds can acquire shares of the India Fund and Future Funds even though each such Fund may exceed the limits in section 12(d)(1)(A) by investing its assets in a wholly-owned subsidiary. For the reasons discussed below, Applicants submit that such relief is consistent with the public interest and the protection of investors, and thus the requested relief meets the standard set out in section 12(d)(1)(J) of the Act.

A.     Section 12(d)(1) of the Act

As discussed in the Original Order, section 12(d)(1)(A)(i) of the Act prohibits any investment company (“acquiring company”), and any company or companies controlled by such acquiring company, from purchasing or otherwise acquiring any security issued by any registered investment company (“acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own more than three percent of the total outstanding voting stock of the acquired company. Section 12(d)(1)(B)(i) prohibits a registered open-end investment company, any principal underwriter therefor, or any Broker, knowingly to sell or otherwise dispose of any security issued by the acquired company to any other investment company or any company or companies controlled by the acquiring company, if after such sale or disposition more than three percent of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it.

1.     Exemption Under Section 12(d)(1)(J) of the Act

As indicated in the application for the Original Order, the National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”16 Applicants submit that the proposed conditions to the relief requested in this Application adequately address the concerns underlying the applicable limits in sections 12(d)(1)(A)(i) and (B)(i), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under section 12(d)(1)(J) in a “progressive way,” as the concept of investment companies investing in other investment companies evolves over time.17

2.     Concerns Underlying Sections 12(d)(1)

As discussed in the application for the Original Order, section 12(d)(1) was originally enacted to prevent one investment company from buying control of another investment company.18 Section 12(d)(1) was then amended in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).19 These abuses included: (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity.20 The application for the Original Order discusses the four abuses identified above and in the PPI Report and explains why they are not present in the transactions proposed in the application for the Original Order. In addition, the Original Order contains conditions designed to address these concerns. Applicants submit that the concerns about control underlying the original section 12(d)(1) and the potential and actual abuses identified in the PPI Report are also not present in the transactions proposed in this Application. Moreover, Applicants propose conditions designed to address these concerns.

(i)     BlackRock Subadvised Funds Relief

For the reasons set out below, with respect to the transactions contemplated by the BlackRock Subadvised Funds Relief, Applicants submit that the concerns underlying section 12(d)(1) are either not present or are addressed by the proposed conditions.

a.     Threat of Large-Scale Redemptions and Undue Influence

For the same reasons specified in the application for the Original Order, the Applicants submit that large scale redemptions do not pose a significant threat to the iShares Funds.

The Applicants’ proposed conditions addressing the concerns about large-scale redemptions identified in the PPI Report apply equally to BlackRock Subadvised Funds. Condition 1 limits the ability of the members of the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group to control an iShares Fund within the meaning of section 2(a)(9) of the Act. This condition, however, does not apply to the Investing Fund’s Subadvisory Group with respect to an iShares Fund for which the Investing Fund’s Subadvisor, or a person controlling, controlled by, or under common control with the Investing Fund’s Subadvisor, acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Open-end iShares Fund) or as the sponsor (in the case of a UIT iShares Fund) of the iShares Fund.

Condition 2 prohibits Investing Funds, including BlackRock Subadvised Funds, and Investing Fund Affiliates from causing an investment by an Investing Fund in an iShares Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the iShares Fund or its Advisor, Sponsor, promoter, principal underwriter and any person controlling, controlled by or under common control with any of those entities (each an “iShares Fund Affiliate”).

Conditions 3, 4, 6, 7 and 8 are specifically designed to address the potential for an Investing Fund, including a BlackRock Subadvised Fund, and certain affiliates of an Investing Fund, to exercise undue influence over an iShares Fund and certain of its affiliates.

b.     Layering of Fees and Expenses

For the same reasons specified in the application for the Original Order, Applicants submit that the concerns regarding the layering of fees are not present when the Investing Fund is a BlackRock Subadvised Fund.

Applicants’ proposed conditions addressing the concerns about unnecessary duplication or layering of advisory fees identified in the PPI Report apply equally to BlackRock Subadvised Funds. Under condition 10, before approving any advisory contract under section 15 of the Act, the board of directors or trustees of any BlackRock Subadvised Fund that seeks to rely on the Amended Order, including a majority of the disinterested directors or trustees, must find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under any advisory contracts of any Open-end iShares Fund in which the BlackRock Subadvised Fund may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

Under condition 5, each of an Advisor and Subadvisor (if applicable) to an Investing Management Company, including with respect to a BlackRock Subadvised Fund, or Trustee or Sponsor to an Investing Trust, will waive fees otherwise payable to it by the Investing Management Company or Investing Trust, as applicable, in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Open-end iShares Fund under rule 12b-1 under the Act) received from an iShares Fund by the Advisor or Subadvisor to the Investing Management Company, or Trustee or Sponsor to the Investing Trust, or an affiliated person of the Advisor or Subadvisor to the Investing Management Company, or Trustee or Sponsor to the Investing Trust, other than any advisory fees paid to the Advisor, Subadvisor, Trustee or Sponsor, or its affiliated person, by the iShares Fund, in connection with the investment by the Investing Management Company or Investing Trust, as applicable, in the iShares Funds. In the event that a Subadvisor to an Investing Management Company waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

Lastly, condition 11 prevents any sales charges or service fees charged with respect to shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in National Association of Securities Dealers (“NASD”) Conduct Rule 2830.21

c.     Diversification Benefits

As discussed in the application for the Original Order, the PPI Report found that the diversification benefits for fund holding companies “were largely illusory.”22 The application for the Original Order outlines various reasons that Investing Fund shareholders stand to benefit from investment strategies that utilize iShares, including the fact that iShares Funds offer instant diversification by providing investors with immediate and liquid exposure to a variety of market segments and can be used to target a variety of market indices, countries and sectors, as well as different styles.

In finding that the diversification benefits for fund holding companies were “largely illusory,” the PPI Report noted that “a mutual fund itself offers diversification in spreading its investments over a number of companies in different industries” and that “diversification upon diversification does not result in greater safety in proportion to the number of layers imposed on the original investment.”23 Applicants submit that shareholders of BlackRock Subadvised Funds will benefit from investment strategies that utilize iShares for the same reasons outlined in the application for the Original Order.

d.     Complex Structures

The application for the Original Order describes the concerns raised in the PPI Report regarding the creation of complex vehicles that would not serve any meaningful purpose, and then outlines the benefits of the proposed transactions that justify any complexity associated therewith. Applicants submit that these benefits apply equally to BlackRock Subadvised Funds. In addition, Applicants note that condition 12 addresses concerns over meaninglessly complex arrangements.

(ii)     India Fund Relief

Applicants submit that, with respect to the transactions contemplated by the India Fund Relief, the concerns underlying section 12(d)(1) are not present for the reasons set out below.

As noted above, the Staff has previously permitted an open-end investment company to make investments in foreign securities through a wholly-owned subsidiary for purposes of obtaining favorable tax treatment on such investments without being deemed to be in violation of section 12(d)(1)(A).24 Applicants represent that the India Subsidiary operates in a manner substantially similar to the wholly-owned subsidiary that is the subject of the South Asia no-action relief.

Like the “pass-through” subsidiary in the South Asia letter, the concerns about undue influence, layering of fees and complex structures that section 12(d)(1) was designed to prevent are not presented by the use of the India Subsidiary or other pass-through investment vehicles solely for purposes of achieving favorable tax treatment. Applicants represent that: (1) the India Fund is the sole and legal beneficial owner of the India Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) BFA or a BlackRock Adviser Affiliate will manage the investments of both the India Fund and the India Subsidiary, which is a pass-through investment vehicle, thus further eliminating any concerns over undue influence by BFA or a BlackRock Adviser Affiliate; (3) the India Fund is aware of the nature of its investment in the India Subsidiary solely as a pass-through investment vehicle, and the pass-through feature mitigates any concern over a complex structure; and (4) there is no layering of fees as a result of the India Fund operating through the India Subsidiary. Applicants further represent that any Future Fund will operate through a wholly-owned subsidiary that qualifies for pass-through tax treatment and consolidated financial reporting treatment in a manner similar to that of the India Fund. Applicants believe that given the absence of section 12(d)(1) concerns in this structure, no additional section 12(d)(1) concerns would be presented if Investing Funds are permitted to acquire shares of the India Fund and any Future Fund subject to the terms and conditions of the Amended Order.

B.     Additional Precedent

Since the Original Order was granted, the Commission has granted other relief similar to that requested herein. In HealthShares, First Trust, SSgA, Vanguard, SPDR and BLDRS, the applicants sought relief to allow registered investment companies to acquire shares of the applicant ETFs in excess of the limits imposed by section 12(d)(1)(A) of the Act, provided such registered investment companies entered into a written agreement similar to a participation agreement before relying on the respective orders. Applicants submit that the relief requested herein is consistent with the relief granted in HealthShares, First Trust, SSgA, SPDR and BLDRS. Applicants note that HealthShares, First Trust and SSgA included the type of relief being sought herein with respect to BlackRock Subadvised Funds. Additionally, in WisdomTree, the applicants sought relief to allow registered investment companies to acquire shares, in excess of the limits imposed by section 12(d)(1)(A), of applicant ETFs that invest their respective assets in a wholly-owned subsidiary. Applicants submit that the relief requested herein is consistent with the relief granted in WisdomTree, which included the type of relief being sought herein with respect to investments in the India Fund and Future Funds.

IV.	REQUEST FOR RELIEF

On the basis of the foregoing and the discussion contained in the application for the Original Order, and subject to the conditions set out below, Applicants respectfully submit that the requested relief is consistent with the public interest and the protection of investors and therefore meets the standard set out in section 12(d)(1)(J) of the Act. Accordingly, Applicants seek the Amended Order to extend the relief granted in the Original Order to BlackRock Subadvised Funds, to permit Investing Funds to acquire shares of the India Fund and any Future Fund, and to modify the conditions to the Original Order as described herein.

V.	APPLICANTS’ CONDITIONS

Applicants agree that any Amended Order granting the requested relief will be subject to the following conditions, which will supersede the conditions to the Original Order:

1.     The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) an iShares Fund within the meaning of section 2(a)(9) of the Act. The members of an Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) an iShares Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an iShares Fund, an Investing Fund’s Advisory Group or an Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an iShares Fund, it will vote its shares of the iShares Fund in the same proportion as the vote of all other holders of the iShares Fund’s shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to an iShares Fund for which the Investing Fund’s Subadvisor, or a person controlling, controlled by, or under common control with the Investing Fund’s Subadvisor, acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Open-end iShares Fund) or as the sponsor (in the case of a UIT iShares Fund) of the iShares Fund.

2.     An Investing Fund or Investing Fund Affiliate will not cause any existing or potential investment by the Investing Fund in an iShares Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the iShares Fund or iShares Fund Affiliate.

3.     The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Management Company’s Advisor(s) and Subadvisor(s) (if applicable) are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from an iShares Fund or an iShares Fund Affiliate in connection with any services or transactions.

4.     Once an investment by an Investing Fund in the securities of an Open-end iShares Fund exceeds the limits in section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by an Open-end iShares Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Open-end iShares Fund; (ii) is within the range of consideration that the Open-end iShares Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Open-end iShares Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.     Each of an Advisor and Subadvisor (if applicable) to an Investing Management Company or a Trustee or Sponsor to an Investing Trust will waive fees otherwise payable to it by the Investing Management Company or Investing Trust, as applicable, in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Open-end iShares Fund under rule 12b-1 under the Act) received from an iShares Fund by the Advisor or Subadvisor to the Investing Management Company, or Trustee or Sponsor to the Investing Trust, or an affiliated person of the Advisor or Subadvisor to the Investing Management Company, or Trustee or Sponsor to the Investing Trust, other than any advisory fees paid to the Advisor, Subadvisor, Trustee or Sponsor, or its affiliated person, by the iShares Fund, in connection with the investment by the Investing Management Company or Investing Trust, as applicable, in the iShares Funds. In the event that a Subadvisor to an Investing Management Company waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.     No Investing Fund or Investing Fund Affiliate (except to the extent the Investing Fund Affiliate is acting in its capacity as an investment adviser to an Open-end iShares Fund or sponsor to a UIT iShares Fund) will cause an iShares Fund to purchase a security in any Affiliated Underwriting.

7.     The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by an Open-end iShares Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of an Open-end iShares Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in an Open-end iShares Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Open-end iShares Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Open-end iShares Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

8.     Each Open-end iShares Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Investing Fund in the securities of the Open-end iShares Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.     Before investing in an iShares Fund in excess of the limits in section 12(d)(1)(A), each Investing Fund and the iShares Fund will execute an agreement stating, without limitation, that their respective board of directors or trustees and their respective investment advisers, or their respective sponsors or trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Open-end iShares Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Open-end iShares Fund of the investment. At such time, the Investing Fund will also transmit to the Open-end iShares Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Open-end iShares Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The iShares Fund and the Investing Fund will maintain and preserve a copy of the order, the agreement, and, in the case of an Open-end iShares Fund, the list with any updated information for a period of not less than six years from the end of the fiscal year in which any investment occurred, the first two years in an easily accessible place.

10.     Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under any advisory contracts of any Open-end iShares Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.     Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.     No iShares Fund in which an Investing Fund will invest pursuant to the Amended Order will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, other than the India Subsidiary or any similar wholly-owned subsidiary, and except to the extent permitted by rule 12d1-1 under the Act or an exemptive order that allows the iShares Fund to purchase shares of a money market fund for short term cash management purposes.

VI.	PROCEDURAL MATTERS

Applicants file this Application in accordance with rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the application be directed to the persons and addresses printed on the Application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications.

Certain individuals are authorized to execute this Application pursuant to their corporate powers under each BlackRock Adviser’s governing documents. An officer of the Trust and the Corporation is authorized to execute this Application pursuant to the following resolutions:

The Trust’s Board of Trustees adopted the following resolution on May 16, 2001, which remains in effect:

RESOLVED that the proper officers of iShares Trust be, and they hereby are, authorized to prepare and execute on behalf of iShares Trust, and to file with the Securities and Exchange Commission (“SEC”) an application, and any amendments thereto, requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) granting exemption from sections 12(d)(1)(A) and (B) of the Act, and an order under sections 6(c) and 17(b) of the Act, granting an exemption from section 17(a) of the Act in such form as one or more officers deems necessary and appropriate to do any and all things necessary or proper under the Act to effectuate the foregoing.

The Corporation’s Board of Directors adopted the following resolution on July 24, 2001, which remains in effect:

RESOLVED that any appropriate officer of the Company be, and hereby is, authorized to prepare and execute on behalf of the Company, and to file with the Securities and Exchange Commission, an application requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) granting exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act, granting an exemption from section 17(a) of the Act, and any amendments thereto in such form as one or more officers deems necessary and appropriate to do any and all things necessary or proper under the Act to establish and implement the proposed arrangement.

The Trust’s Board of Trustees and the Corporation’s Board of Directors each adopted the following resolutions on June 16-17, 2009, which remain in effect:

RESOLVED, that the proper officers of Trust and the Corporation be, and they hereby are, authorized to prepare and execute on behalf of the Trust and the Corporation, and to file with the SEC an application, and any amendments thereto, or an amendment or amendments to an existing application, requesting an order under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit Investing Funds (as defined in the application for an order from Section 12(d)(1)(J) previously issued on April 15, 2003 (the “Original Order”), and a subsequent application to amend the Original Order) to invest, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, in the India Fund and additional series of the Corporation and the Trust that operate in a manner substantially similar to the India Fund, and to amend a condition in the Original Order for purposes of accommodating such type of investment; and

FURTHER RESOLVED, that the persons above authorized are also authorized to prepare and to file any and all amendments to said applications as may be necessary or appropriate; that said applications shall be executed by or on behalf of the Companies by one or more of its officers, and that the persons above authorized are authorized to take any and all such further actions including filing related applications or regulations and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

VII.	CONCLUSION AND SIGNATURES

Based on the facts, analysis, and conditions in the Application, Applicants respectfully request that the Commission issue an order under section 12(d)(1)(J) of the Act granting the relief requested by this Application.

iShares Trust By: /s/ Ira P. Shapiro Ira P. Shapiro, Vice President Dated: January 14, 2010	iShares, Inc. By: /s/ Ira P. Shapiro Ira P. Shapiro, Vice President Dated: January 14, 2010
BlackRock Fund Advisors By: /s/ Ira P. Shapiro Ira P. Shapiro, Managing Director By: /s/ Eilleen M. Clavere Eilleen M. Clavere, Director Dated: January 14, 2010	BlackRock Advisors, LLC By: /s/ Brian Schmidt Brian Schmidt, Managing Director Dated: January 15, 2010
BlackRock Capital Management, Inc. By: /s/ Brian Schmidt Brian Schmidt, Managing Director Dated: January 15, 2010	BlackRock Institutional Management Corporation By: /s/ Denis R. Molleur Denis R. Molleur, Managing Director Dated: January 15, 2010
BlackRock Financial Management, Inc. By: /s/ Brian Schmidt Brian Schmidt, Managing Director Dated: January 15, 2010	BlackRock International Limited By: /s/ James DesMarais James DesMarais, Managing Director Dated: January 15, 2010
BlackRock Investment Management, LLC By: /s/ Brian Schmidt Brian Schmidt, Managing Director Dated: January 15, 2010

EXHIBIT A – VERIFICATION

The undersigned states that he has duly executed the attached amended and restated application for and on behalf of iShares Trust and iShares Inc., that he is a Vice President of each such entity, and is authorized to sign the amended and restated application on behalf of each such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/ Ira P. Shapiro

Name:   Ira P. Shapiro

Title:     Vice President

Date:     January 14, 2010

The undersigned states that he has duly executed the attached amended and restated application for and on behalf of BlackRock Fund Advisors, that he is a Managing Director of such entity, and is authorized to sign the amended and restated application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/ Ira P. Shapiro

Name:   Ira P. Shapiro

Title:     Managing Director

Date:     January 14, 2010

The undersigned states that she has duly executed the attached amended and restated application for and on behalf of BlackRock Fund Advisors, that she is a Director of such entity, and is authorized to sign the amended and restated application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:        /s/ Eilleen M. Clavere

Name:   Eilleen M. Clavere

Title:     Director

Date:     January 14, 2010

The undersigned states that he has duly executed the attached amended and restated application for and on behalf of BlackRock Advisors, LLC, that he is a Managing Director of such entity, and is authorized to sign the amended and restated application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/ Brian Schmidt

Name:   Brian Schmidt

Title:     Managing Director

Date:     January 15, 2010

The undersigned states that he has duly executed the attached amended and restated application for and on behalf of BlackRock Capital Management, Inc., that he is a Managing Director of such entity, and is authorized to sign the amended and restated application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/ Brian Schmidt

Name:   Brian Schmidt

Title:    Managing Director

Date:     January 15, 2010

The undersigned states that he has duly executed the attached amended and restated application for and on behalf of BlackRock Institutional Management Corporation, that he is a Managing Director of such entity, and is authorized to sign the amended and restated application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/ Denis R. Molleur

Name:   Denis R. Molleur

Title:     Managing Director

Date:     January 15, 2010

The undersigned states that he has duly executed the attached amended and restated application for and on behalf of BlackRock Financial Management, Inc., that he is a Managing Director of such entity, and is authorized to sign the amended and restated application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/ Brian Schmidt

Name:   Brian Schmidt

Title:     Managing Director

Date:     January 15, 2010

The undersigned states that he has duly executed the attached amended and restated application for and on behalf of BlackRock International Limited, that he is a Managing Director of such entity, and is authorized to sign the amended and restated application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/ James DesMarais

Name:   James DesMarais

Title:     Managing Director

Date:     January 15, 2010

The undersigned states that he has duly executed the attached amended and restated application for and on behalf of BlackRock Investment Management, LLC, that he is a Managing Director of such entity, and is authorized to sign the amended and restated application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:        /s/ Brian Schmidt

Name:   Brian Schmidt

Title:     Managing Director

Date:     January 15, 2010

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1      On December 1, 2009, BlackRock, Inc. acquired BFA (which was known as Barclays Global Fund Advisors) and certain of its affiliated companies (the “Transaction”). Effective upon the closing of the Transaction, the name of Barclays Global Fund Advisors was changed to BlackRock Fund Advisors.

2      iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003) (notice) and 26006 (April 15, 2003) (order) (the “Original Order”). All capitalized terms used in this Application shall, unless otherwise noted, have the same meaning as in the application for the Original Order.

3      The Original Order also grants exemptive relief from section 17(a) of the Act, pursuant to sections 6(c) and 17(b) of the Act, to permit certain transactions involving the Trust and the Corporation and Investing Funds. Applicants are not requesting any further exemptive relief from section 17(a) in this Application and do not seek to amend the portion of the Original Order that relates to the relief granted from section 17(a). As a result, the Amended Order will not permit a BlackRock Subadvised Fund (as defined below) that might be deemed to be an affiliated person of an iShares Fund, or an affiliated person of such a person, because it is subadvised by a BlackRock Adviser (as defined below) or a BlackRock Adviser Affiliate (as defined below), to engage in a transaction with the iShares Fund that is prohibited by section 17(a). The Original Order will continue to provide an exemption from section 17(a) to the transactions described in the application for the Original Order, which would include transactions involving an Investing Fund that is not a BlackRock Subadvised Fund and the India Fund (as defined below), as discussed herein.

4      The BlackRock Advisers are deemed to be under the common control of BlackRock, Inc.

5      In the case of UIT iShares Funds, the participation agreement required by Condition 9 would be between the Investing Fund and the sponsor of the applicable UIT iShares Funds.

6      In the application relating to the Original Order, Applicants stated that “applying the requested relief to Investing Funds that do not invest in other investment companies as their principal investment strategy does not raise additional issues under the Act…”. Applicants recognize that this statement may be construed as limiting the exemptive relief sought under the Original Order to Investing Funds that are not “funds of funds.” Applicants wish to clarify that Investing Funds may in fact be funds of funds. See PADCO Advisors, Inc., et al., Investment Company Act Release Nos. 24678 (October 5, 2000) (notice) and 24722 (October 31, 2000) (order) (“PADCO”), which granted exemptive relief to permit funds of funds, as well as traditional funds that do not primarily invest in other investment companies, to invest in excess of the limits in section 12(d)(1)(A) provided that the investing fund entered into a participation agreement with the applicant investment company. Applicants note that they are not seeking in this Application exemptive relief to permit the organization and operation of a series of the Trust and/or the Corporation on a “fund of funds” basis.

7      The Original Order indicated that an Advisor may be exempt from registration under the Advisers Act, for example as a bank. That exemption from registration as an investment adviser is no longer available to banks that serve as investment advisers to registered investment companies.

8      The Staff has permitted an open-end investment company to make investments in foreign securities through a wholly-owned subsidiary for purposes of obtaining favorable tax treatment on such investments without being deemed to be in violation of section 12(d)(1)(A). See, e.g., South Asia Portfolio, SEC No-Action Letter (Mar. 12, 1997) (the investment company established an entity in the Republic of Mauritius of which the investment company would be the sole shareholder and through which the investment company would make investments in securities of Indian companies) (“South Asia”). Applicants represent that the India Fund’s investment structure, including the function of its wholly-owned subsidiary and its manner of investing in such wholly-owned subsidiary, is substantially similar to the investment structure of the investment company that is the subject of the South Asia letter.

9      Section 3(a)(1)(A) of the Act defines an “investment company” as any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.” Section 3(a)(1)(C) of the Act includes in the definition of “investment company” any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” As a result, the India Fund’s wholly-owned subsidiary, which will invest at least 80% of its total assets in securities as discussed below, could be deemed to be an investment company within the meaning of section 3(a)(1) of the Act.

10      Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), iShares Trust, et al., Investment Company Act Release No. 25111 (August 15, 2001) and iShares, Inc., et al., Investment Company Act Release No. 25215 (October 18, 2001), each as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003), Barclays Global Fund Advisors, Investment Company Act Release No. 26626 (October 5, 2004) and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (January 17, 2007). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000), as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (January 17, 2007). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (September 8, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006) and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (January 17, 2007). The Prior Orders permit the Trust and the Corporation to offer ETF series to be formed in the future without the need for additional exemptive relief from the Commission, subject to certain conditions.

11      As of the date of this Application, the taxation treaty between India and Mauritius exempts corporate residents of Mauritius from Indian capital gains taxes and enables them to pay a reduced dividend withholding tax. The Supreme Court of India has upheld the validity of this taxation treaty in response to a lower court challenge contesting the treaty’s applicability to entities such as the India Fund. No assurance can be given that the terms of this treaty will not be subject to re-negotiation or a different interpretation in the future.

12      The Trust’s independent registered public accounting firm has stated that the India Subsidiary may be treated by the Trust in such manner.

13      Applicants note that as of the date of this Application, none of the Open-end iShares Funds are subject to plans adopted under rule 12b-1 under the Act.

14      As used herein, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, investment adviser, investment subadviser, employee or sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, investment adviser, investment subadviser, employee or sponsor is an affiliated person. However, an “Underwriting Affiliate” does not include any person whose relationship to the iShares Fund is covered by section 10(f) of the Act.

15      An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

16      H.R. Rep. No. 62, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

17      Id. at 43-44.

18      House Hearings, 76th Cong., 3d Sess., at 113 (1940).

19      See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

20      As indicated in the Original Order, these abuses were identified by the Commission in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”). The threat of large-scale redemptions enables a fund holding company to exercise undue influence over the activities of its underlying funds.

21      Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Industry Regulatory Authority (“FINRA”) rule to NASD Conduct Rule 2830.

22      PPI Report at 320.

23      Id.

24      See supra note 8.